[LETTERHEAD OF PAUL, HASTINGS, JANOFSKY & WALKER LLP]

(212) 318-6859
markschonberger@paulhastings.com

August 26, 2008

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549

Attn: Cicely LaMothe, Branch Chief

Re:	American Mortgage Acceptance Company Form 10-K as of December 31, 2007 Filed March 31, 2008 File No. 001-14583

Dear Ms. LaMothe:

On behalf of our client, American Mortgage Acceptance Company (“AMAC”), this letter sets forth AMAC’s response to the Staff’s comment letter dated August 14, 2008 in connection with the Staff’s review of AMAC’s Form 10-K for the year ended December 31, 2007 (“Form 10-K”) and AMAC’s proxy statement filed on April 24, 2008.  Capitalized terms used herein and not otherwise defined have the meanings specified in the Form 10-K.  For your convenience, we have repeated each comment (in boldface type) prior to our response.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

Liquidity and Capital Resources, pages 24 – 27

1.
We note that you have failed to meet certain covenant compliance requirements on your related party line of credit.  Please discuss the steps that you intend to take to cure, obtain a waiver of or otherwise address the noncompliance and the likely impact of the default on financial condition or operating performance.  Additionally, tell us what consideration you have given to discussing this information in your MD&A.

AMAC has asked us to advise the Staff that the Liquidity and Capital Resources section of the MD&A included in the Form 10-K (beginning on page 24) begins with an overview of the financial challenges that AMAC is facing, one part of which is the default on the related party line of credit.  That overview, the succeeding sections of

August 26, 2008

Liquidity and Capital Resources and Note 2 to the consolidated financial statements (to which the section is cross-referenced) refers to AMAC’s plan to sell assets as necessary, and the refinancing and extension of other credit facilities.

AMAC has also asked us to advise the Staff that successive filings on Form 10-Q for the quarters ended March 31, 2008, and June 30, 2008, provided further updates to these matters, including the execution of a forbearance agreement with respect to the related party line of credit.  Such agreement was disclosed (in Note 9 to the consolidated financial statements and in the Liquidity and Capital Resources section of MD&A) in the filing on Form 10-Q for the quarter ended June 30, 2008, as it was executed on July 1, 2008.

2.
Please discuss your distributions for each period in comparison to the cash flow from operating activities for each respective period as reported in the statement of cash flows.  If the cash flows from operating activities were insufficient to pay the distribution for any period, tell us the dollar amount of the deficiency and the alternative source of cash used to fund the distribution.  Alternative sources would include such items as borrowings from related parties, bank borrowings, proceeds from loan sales, proceeds from equity offerings, and etc.  Additionally, tell us what consideration you have given to discussing this information in your MD&A.

AMAC has asked us to supplementally provide the following information with respect to cash flows from operating activities and distributions for the three years ended December 31, 2007:

(in thousands)	2005	2006	2007

Cash flows from operating activities	$ 18,049	$ 8,290	$ 10,374
Distributions declared (including special distributions)	15,799	25,095	6,200
Excess (shortfall)	$ 2,250	$ (16,805)	$ 4,174
Incremental operating income for which a special distribution was declared	$ 5,581	$ --	$ --
Gain on sale of investment for which a special distribution was declared	$ --	$ 19,223	$ --
Special distributions declared (included in the distributions declared figures above)	$ 2,493	$ 11,760	$ --

August 26, 2008

Distributions in 2005 and 2006 included special distributions to comply with rules specified by the Internal Revenue Code to maintain AMAC’s status as a real estate investment trust (REIT).  The special distribution in 2005 was associated with substantial prepayment penalties earned upon repayment of investments and that income was incorporated in the operating cash flows for that year.  The special distribution in 2006 was associated with the sale of AMAC’s investment in ARCap LLC for $37.2 million which resulted in a gain of $19.2 million.  The sale of the investment (included in financing cash flows) and the associated gain were disclosed throughout MD&A included in the Form 10-K (in the Overview, the summary in Results of Operations and the discussion of Other Income in the Results of Operations). As such AMAC believes that it has adequately addressed the sources of cash for its distribution payments.

Financial Statements and Notes

Note 3 – Investments in Mortgage Loans Receivable, Net, pages 46 – 52

3.	Tell us how you complied with the disclosure requirements outlined in paragraphs 20 and 20A of SFAS 114.

AMAC has asked us to advise the Staff that it applies the provisions of SFAS 114 utilizing a measurement method on a loan-by-loan basis as permitted by paragraph 12 of that statement.

AMAC advises that the disclosures required by paragraphs 20 and 20A of SFAS 114 were addressed as follows (we have set forth the applicable text of SFAS 114 prior to the explanation of how the required disclosures were addressed in the Form 10-K):

20.     A creditor shall disclose, either in the body of the financial statements or in the accompanying notes, the following information about loans that meet the definition of an impaired loan in paragraph 8 of this Statement:

a.     As of the date of each statement of financial position presented, the total recorded investment in the impaired loans at the end of each period and (1) the amount of that recorded investment for which there is a related allowance for credit losses determined in accordance with this Statement and the amount of that allowance and (2) the amount of that recorded investment for which there is no related allowance for credit losses determined in accordance with this Statement

The information required pursuant to this paragraph is included in the tables on pages 47 through 50 of the Form 10-K in the column marked “Impairment Charges”, which indicates the full amount of cumulative reserves recorded for each specific loan. The aggregate amount as of December 31, 2006, is included at the bottom of the table on

August 26, 2008

page 49.  Future filing will include a line to specifically quantify the totals related to impaired loans if loan-by-loan detail is not included.

b.     The creditor's policy for recognizing interest income on impaired loans, including how cash receipts are recorded

Note 1(b) to the consolidated financial statements included in the Form 10-K indicates that “We place [mortgage loan investments] on non-accrual status when collectability is not assured”.  While this policy may apply to loans that are not determined to be impaired, most of AMAC’s impaired loans are placed on non-accrual status.

Exceptions relate to loans that are current with respect to interest payments but which AMAC intended to sell at a loss after the date of the balance sheet presented.  Those loans are recorded as “held for sale” in accordance with SFAS 65 and carried at the lower of cost or fair value, and impairment charges are related to such declines in fair value.  As those loans accounted for pursuant to SFAS 65, they are not within the scope of SFAS 114 (per paragraph 6(b) of that Statement).

AMAC has advised us that it will include in its future filings clarification of the policy specifically with respect to impaired loans and application of cash receipts.  The summary of significant accounting policies will include the following language (additional language highlighted for emphasis):

Interest Income from Mortgage Loans – We recognize interest on mortgage loans on the accrual basis as it becomes due. We amortize deferred loan origination costs and fees on the interest method over the life of the applicable loan as an adjustment to interest income. Certain mortgage loans contain provisions that allow us to participate in a percentage of the underlying property’s excess cash flows from operations and excess proceeds from a sale or refinancing. We evaluate these loans in accordance with EITF 86-21, Application of the AICPA Notice to Practitioners regarding Acquisition, Development, and Construction Arrangements to Acquisition of an Operating Property to determine the classification of the investment as a loan. This income is recognized on the accrual basis as it becomes due. We place mortgage loan investments on non-accrual status when collectability is not assured.  If we consider a mortgage loan held for investment to be impaired, we do not recognize any interest income after that determination.  We apply any cash receipts of interest for impaired mortgage loans held for investment to reduce the principal balance of the loan.

c.     For each period for which results of operations are presented, the average recorded investment in the impaired loans during each period, the related amount of

August 26, 2008

interest income recognized during the time within that period that the loans were impaired, and, unless not practicable, the amount of interest income recognized using a cash-basis method of accounting during the time within that period that the loans were impaired.

While presentation of the average recorded investment in impaired loans would allow evaluation of whether a general reserve is adequate, as noted above, AMAC records impairment on a loan-by-loan basis and the tables on pages 47 through 50 of the Form 10-K detail all loans specifically.  As there has been no general allowance (i.e., not charged against specific loans), AMAC does not believe that the disclosure of the average recorded investment in the impaired loans in a given period would be meaningful for its portfolio.

As also noted above, impaired loans are generally on non-accrual status (except when the impairment relates to an expected loss on sale as opposed to non-collectibility of interest).  As a result, AMAC recognized no interest income in any year presented for impaired loans within the scope of this statement after impairment was determined.

Information about an impaired loan that has been restructured in a troubled debt restructuring involving a modification of terms need not be included in the disclosures required by paragraphs 20(a) and 20(c) in years after the restructuring if (i) the restructuring agreement specifies an interest rate equal to or greater than the rate that the creditor was willing to accept at the time of the restructuring for a new loan with comparable risk and (ii) the loan is not impaired based on the terms specified by the restructuring agreement. That exception shall be applied consistently for paragraphs 20(a) and 20(c) to all loans restructured in a troubled debt restructuring that meet the criteria in (i) and (ii).

AMAC had no impaired loans that would qualify for this exception.

20A.     For each period for which results of operations are presented, a creditor also shall disclose the activity in the total allowance for credit losses related to loans, including the balance in the allowance at the beginning and end of each period, additions charged to operations, direct write-downs charged against the allowance, and recoveries of amounts previously charged off. The total allowance for credit losses related to loans includes those amounts that have been determined in accordance with FASB Statement No. 5, Accounting for Contingencies, and with this Statement.

As noted above, AMAC records impairment on a loan-by-loan basis, recording any “allowance” recorded in an accounting period as a direct write-down of the related asset.  Disclosures for any period in which an impairment charge is recorded include the amounts of such charge.  Accordingly, there is no balance in an allowance at any

August 26, 2008

time.  As such, this disclosure is not meaningful.  Future filings, however, will include a statement that there is no allowance.

Given the above, AMAC believes it has addressed the disclosure requirements of SFAS 114.

Note 10 – CDO Notes Payable, page 55

4.
We note from the information on page 8 that the company may be required to repurchase loans that they have acquired or originated and were sold or securitized if certain representation and warranties have been breached. Please tell us what the company’s accounting policy is under SFAS 140, FIN 45 or SFAS 5 for recording a provision for the loss you would incur upon the requirement to perform under this recourse obligation.  Also, please clarify whether you have been required to perform under this recourse obligation in the past and if so, tell us the dollar amount of loans reacquired from the securitization or other payments made by the company to comply with these recourse provisions for each period in which the company was required to perform.  In addition, tell us the difference between the book value of these reacquired loans and the fair value of these loans when reacquired from the CDO securitization.

AMAC has asked us to advise the Staff that the CDO securitization was treated as a financing and, accordingly, a liability was recorded for the amounts received at the time of the securitization in accordance with SFAS 140.  As such, any loans that would need to be reacquired are already shown as assets of AMAC and any such reacquisition would have no accounting impact.  To date, AMAC has not had to perform under this recourse obligation.

Note 11 – Repurchase Facilities, page 56

5.
Tell us and consider disclosing in future filings the maximum amounts that can be borrowed under each outstanding repurchase facility.  Please also make conforming changes to your liquidity discussion within your MD&A.

AMAC has asked us to advise the Staff that the nature of its repurchase facilities are such that the capacity of the lines is dependent upon the assets pledged as collateral with no stated limit.  As such, there are no maximum limits to disclose.

August 26, 2008

AMAC has advised us that future filings will state whether there are any contractual maximums to any of its repurchase facilities.

Exhibits

6.	Please tell us why you did not file the termination agreement with Citigroup as an exhibit to the Form 10 – K.

AMAC has asked us to advise the Staff that it was in the business of entering into repurchase agreements as part of their financing at the time of the filing on Form 10-K.  The original repurchase facility with Citigroup was "such as ordinarily accompanies the kind of business conducted by the registrant" and "deemed to have been made in the ordinary course of business" under Rule 601(b)(10)(ii).  As such, the original repurchase facility was not filed with the SEC, although its terms were fully disclosed in the Form 10-Q filed with the SEC on May 8, 2007.  Likewise, AMAC did not file the termination agreement with Citigroup as an exhibit to the Form 10-K because it was a cancelation of the original repurchase facility, and AMAC concluded that such a filing would be inappropriate and confusing to investors.  Although, AMAC did not file the termination agreement, its terms were fully disclosed in the filing on Form10-K.

Signatures

7.
We note that Mr. Duggins and Mr. Levy signed for the registrant.  We also note that Mr. Duggins signed in his individual capacity as a managing trustee but not as the Chief Executive Officer.  Similarly, we note that Mr. Levy did not sign in his individual capacity as Chief Financial Officer.  Please ensure that the signatures on future filings conform to the requirements of Instruction D to Form 10-K.

AMAC has asked us to advise the Staff that the signature pages for the Form 10-K do in fact include Mr. Duggins’ and Mr. Levy’s titles of Chief Executive Officer and Chief Financial Officer, respectively, and are therefore compliant with the requirements of Instruction D to Form 10-K.  The following page granting power of attorney to Mr. Duggins and Mr. Levy with respect to the filing and any required amendments is signed by members of the board of trustees in their individual capacity as trustees.  As such, the power of attorney does not indicate any additional titles that such trustees may hold.

Certifications

August 26, 2008

8.           We note that your certifications were not filed in the exact form as outlined in Item 601(B)(31)(i) of Regulation S-K.  Some of the discrepancies include replacing the word “report” with “annual report” in paragraphs 2, 3, and 4A and omitting the language “(the registrant’s fourth fiscal quarter in the case of an annual report)” in paragraph 4D.  Please confirm that in future filings, you will file certifications in the exact form as outlined in Item 601(B)(31)(i) of Regulation S-K.

AMAC has asked us to advise the Staff that it will discontinue making modifications to the required certifications and will use the exact form set forth in Item 601(B)(31)(i) of Regulation S-K in all future filings as required under Exchange Act Rules 13a-14(a) and 15d-14(a).

DEF 14A FILED ON APRIL 24, 2008

Compensation Discussion and Analysis, page 11

9.
We note your disclosure that options were not granted in 2007 or in previous years to your named executive officers.  However, on page 14, you disclose that Mr. Levy holds 15,000 share options.  Please advise whether these options were granted to Mr. Levy pursuant to the Share Option Plan and if so, when these options were granted.

AMAC has asked us to advise the Staff that the options described on page 14 of the DEF 14A, filed on April 24, 2008, were granted to Mr. Levy on April 11, 2003 pursuant to AMAC’s Incentive Share Option Plan as described on Mr. Levy’s Form 3 filed with the SEC on November 11, 2006 when he first became a named executive officer.  Mr. Levy was not a named executive officer at the time of the grant.

*      *           *           *           *           *           *

If you have any questions regarding the responses to the Staff’s comments, please call me at (212) 318-6859.

August 26, 2008

Sincerely,

/s/ Mark Schonberger
Mark Schonberger
for PAUL, HASTINGS, JANOFSKY & WALKER LLP

cc:	Wilson K. Lee
Robert L. Levy
John J. Kelly
Steven A. Beede